# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dyne Therapeutics, Inc., CIK 0001818794
CUSIP: 26818M108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1560 Trapelo Road, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-257977
Filed by CIK 0001823747

## Reporting persons
- ForDyne B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,400,545; sole dispositive power 0; shared dispositive power 5,400,545; aggregate amount beneficially owned 5,400,545 (4.8% of the class)
  Comment: This percentage is calculated based upon 113,633,782 outstanding shares of Common Stock of the Issuer as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- Forbion Capital Fund IV Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,036,476; sole dispositive power 0; shared dispositive power 4,036,476; aggregate amount beneficially owned 4,036,476 (3.6% of the class)
  Comment: This percentage is calculated based upon 113,633,782 outstanding shares of Common Stock of the Issuer as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- Forbion IV Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,036,476; sole dispositive power 0; shared dispositive power 4,036,476; aggregate amount beneficially owned 4,036,476 (3.6% of the class)
  Comment: This percentage is calculated based upon 113,633,782 outstanding shares of Common Stock of the Issuer as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- Forbion Growth Opportunities Fund II Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,426,370; sole dispositive power 0; shared dispositive power 1,426,370; aggregate amount beneficially owned 1,426,370 (1.3% of the class)
  Comment: This percentage is calculated based upon 113,633,782 outstanding shares of Common Stock of the Issuer as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- Forbion Growth II Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,426,370; sole dispositive power 0; shared dispositive power 1,426,370; aggregate amount beneficially owned 1,426,370 (1.3% of the class)
  Comment: This percentage is calculated based upon 113,633,782 outstanding shares of Common Stock of the Issuer as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

## Item 1. Issuer
Name of issuer: Dyne Therapeutics, Inc.
Address of issuer's principal executive offices: 1560 Trapelo Road, Waltham, MA 02451

## Item 2. Person Filing
Name of person filing: This Statement is being filed by ForDyne B.V. ("ForDyne"), Forbion Capital Fund IV Cooperatief U.A. ("Forbion IV COOP"), Forbion IV Management B.V. ("Forbion IV"), the director of Forbion IV COOP, Forbion Growth Opportunities Fund II Cooperatief U.A. ("Forbion II COOP") and Forbion Growth II Management B.V. ("Forbion II"), the director of Forbion II COOP. ForDyne is a joint investment vehicle wholly owned by Forbion IV COOP and Forbion II COOP, but does not exercise voting or dispositive power over the shares held on behalf of Forbion IV COOP and Forbion II COOP. The foregoing entities are sometimes referred to collectively herein as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship:
ForDyne B.V. - The Netherlands
Forbion IV COOP - The Netherlands
Forbion IV - The Netherlands
Forbion II COOP - The Netherlands
Forbion II - The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: ForDyne directly holds 5,400,545 shares of Common Stock, representing approximately 4.8% of the outstanding Common Stock. ForDyne is a joint investment vehicle wholly owned by Forbion IV COOP and Forbion II COOP, but does not exercise voting or dispositive power over the shares held on behalf of Forbion IV COOP and Forbion II COOP. Forbion IV COOP directly holds 62,301 shares of Common Stock, and may be deemed to beneficially own 3,974,175 shares of Common Stock held directly by ForDyne, representing approximately 3.6% of the outstanding Common Stock. Forbion II COOP may be deemed to beneficially own 1,426,370 shares held directly by ForDyne, representing approximately 1.3% of the outstanding Common Stock. Forbion IV, the director of Forbion IV COOP, may be deemed to have voting and investment power over the shares beneficially owned by Forbion IV COOP. Forbion II, the director of Forbion II COOP, may be deemed to have voting and investment power over the shares beneficially owned by Forbion II COOP.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote:
ForDyne B.V. - 5,400,545 shares
Forbion IV COOP - 4,036,476 shares
Forbion IV - 4,036,476 shares
Forbion II COOP - 1,426,370 shares
Forbion II - 1,426,370 shares
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition:
ForDyne B.V. - 5,400,545 shares
Forbion IV COOP - 4,036,476 shares
Forbion IV - 4,036,476 shares
Forbion II COOP - 1,426,370 shares
Forbion II - 1,426,370 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ForDyne B.V.: /s/ V. van Houten /s/ H.A. Slootweg, V. van Houten and H.A. Slootweg, Directors of its Director (05/15/2025)
- Forbion Capital Fund IV Cooperatief U.A.: /s/ V. van Houten /s/ H.A. Slootweg, V. van Houten and H.A. Slootweg, Directors of its Director (05/15/2025)
- Forbion IV Management B.V.: /s/ V. van Houten /s/ H.A. Slootweg, V. van Houten and H.A. Slootweg, Directors of its Director (05/15/2025)
- Forbion Growth Opportunities Fund II Cooperatief U.A.: /s/ V. van Houten /s/ H.A. Slootweg, V. van Houten and H.A. Slootweg, Directors (05/15/2025)
- Forbion Growth II Management B.V.: /s/ V. van Houten /s/ H.A. Slootweg, V. van Houten and H.A. Slootweg, Directors (05/15/2025)